Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

August 15, 2014

Ms. Stephanie D. Hui

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Incapital Unit Trust, Series 55

Nuveen Core Real Estate Securities Portfolio, 3Q 2014

File Nos. 333-197243 and 811-22581

Dear Ms. Hui:

This letter is in response to your comment letter dated August 1, 2014 regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 55, filed on July 3, 2014 with the Securities and Exchange Commission (the “Commission”). The registration statement offers the Nuveen Core Real Estate Securities Portfolio, 3Q 2014 (the “Trust”).

Prospectus

Investment Objective (p. 2)

1. The first paragraph states “[t]he Trust seeks to provide above average current income and capital appreciation…” State what the Trust considers “average” current income. Clarify whether “above average” also modifies capital appreciation, and if so, state what the Trust considers average capital appreciation.

Response: The first sentence has been revised to state: “The Trust seeks to provide current income and capital appreciation.”

Who May Want to Invest (p. 2)

2. The first bullet point states that the Trust may be an appropriate investment for investors seeking “[a]ccess to real estate properties.” Revise this sentence so that it is clear that an investor will gain access to an investment in real estate property and will not gain access to the property itself.

Response: The disclosure has been revised in response to this comment.

3. Similarly, the third bullet point refers to “[a]ccess to an asset manager with more than 20 years of real estate industry experience.” This suggests that an investor may be able to consult the asset manager directly. Consider rephrasing this bullet point to refer instead to “a portfolio chosen by an asset manager...”

Response: The disclosure has been revised in response to this comment.

4. The final sentence states that “[t]he Trust is designed to be a part of a long-term investment.” Explain how this is an accurate statement given that the Trust will terminate in 15 months.

Response: Although the Trust’s investment horizon is approximately 15 months, its real estate securities strategy is designed to be part of a long-term investment program. Under normal market conditions, the Trust’s security selection process is intended to be replicated in successive portfolios. The Trust’s sponsor intends to create successive portfolios on a quarterly basis, thus enabling an investor to take part in a long-term investment program.

Principal Investment Strategy (p. 2)

5. The third sentence of the first paragraph states that “[t]he Trust expects to emphasize investments in the common shares of equity REITs…” Specify what is meant by “emphasize” in this sentence. For example, if the Trust intends to invest a majority or a certain percentage of its assets in equity REITs, disclose this intention.

Response: The sentence has been revised to state: “The Trust intends to invest a majority of its assets in equity REITs, but may also invest in mortgage and hybrid REITs, the preferred stock of various REITs, and real estate operating companies.”

6. The same sentence then refers to “mortgage and hybrid REITs, the preferred stock of various REITs, and real estate operating companies.” Provide brief descriptions of each of these types of investments.

Response: The disclosure has been revised in response to this comment.

7. The last sentence of the first paragraph states “As a result of investing primarily in REITs, the Trust is concentrated in the financial sector.” Given that the Trust is investing primarily in REITs, specify instead that the Trust is concentrated in the real estate sector.

Response: This sentence has been removed because the first sentence of this paragraph states, in relevant part, that “[u]nder normal circumstances, the Trust invests at least 80% of the value of its total assets in real estate securities.”

8. The first sentence of the second paragraph refers to the Trust’s goal of seeking securities with “reduced volatility.” Explain what is meant by “reduced volatility” by stating to what a security’s volatility is compared.

Response: The first sentence has been revised to state: “The Trust seeks to achieve its investment objective by purchasing a portfolio of real estate securities that has the potential for attractive total return, reduced volatility relative to the Trust’s benchmark, the MSCI U.S. REIT Index (the “Benchmark”), and consistent cash flow over the Trust’s 15 month investment horizon.”

9. The second sentence of the second paragraph states that “Nuveen Asset Management’s propriety investment process…focuses on valuation-driven security selection of property types that provide broad diversification across various real estate sectors, including those not captured by the Trust’s benchmark…” Explain in plain English what is meant by “valuation-driven security selection of property types.” Consider also disclosing the real estate sectors that are captured by the Benchmark and the real estate sectors not included in the Benchmark that the Trust intends to capture.

Response: The second sentence has been revised to state: “The Trust utilizes Nuveen Asset Management’s proprietary investment process to select securities that provide broad diversification across various real estate sectors.”

Selection of Portfolio Securities (p. 3)

10. The first sentence states that “Nuveen Asset Management selects companies it believes represent core real estate holdings that exhibit a strong management team, a strong competitive position, attractive return potential, above average growth in funds from operations, and a sound balance sheet.” Explain what is meant by “core real estate holdings.” Also clarify whether Nuveen Asset Management looks for companies that exhibit a strong management team, a strong competitive position, etc. or whether they look for companies with underlying real estate holdings that exhibit a strong management team, a strong competitive team, etc.

Response: The first sentence has been revised to state, “Nuveen Asset Management selects a portfolio of core real estate companies that exhibit a strong management team, a strong competitive position, attractive return potential, above average growth in funds from operations, and a sound balance sheet.” The use of the modifying term “core” is intended to imply a subset of a much larger group of real estate companies included in the Benchmark as well as other real estate operating companies and development and service companies Nuveen Asset Management deems appropriate for inclusion in the portfolio. Such securities’ performance is intended to resemble or correspond to the pattern of the Benchmark’s price movements over the life of the Trust’s. In this context, “core” is not intended to describe the underlying holdings of the different real estate companies.

11. The second paragraph lists the following real estate sectors: “apartments, community centers, health care facilities, shopping malls, industrial buildings, lodging, net lease, self-storage, mortgage REITs, and office buildings.” Consider whether a mortgage REIT is truly a real estate sector as opposed to a type of investment, especially given the nature of the other sectors listed. Consider also explaining what a “net lease” is.

Response: The reference to mortgage REIT has been removed in this instance. The sentence has been revised to state, “The Trust’s portfolio includes a broad allocation to various real estate sectors, which may include but is not limited to, apartments, community centers, health care facilities, shopping malls, industrial buildings, lodging, self-storage, office buildings, and net lease. In commercial real estate, a net lease requires the tenant to pay rent. In addition to rent, the tenant generally also agrees to pay taxes on the property, ongoing maintenance costs, and insurance.”

12. The second paragraph continues “Nuveen Asset Management recommends a portfolio of real estate securities irrespective of each holdings’ sector and then weights each holding to create a predominately sector neutral exposure relative to that of the Benchmark. As a result, the relative weights of the Trust’s holdings may vary considerably when compared to the Benchmark’s constituents.” The second sentence in particular may be confusing to investors and should be clarified in plain English. Consider also combining this disclosure with the discussion of the Trust’s sector neutral exposure strategy on page 4.

Response: The disclosure has been revised and moved to page 4 in response to this comment.

13. The third paragraph states that Nuveen Asset Management will identify “an initial universe of over 200 real estate securities.” Explain how this initial universe is identified.

Response: The initial universe encompasses all listed REIT companies; real estate securities that comprise the Benchmark; listed mortgage REITs; real estate operating companies; development and service companies; and real estate companies domiciled and conducting business in foreign and emerging market countries. While this universe well exceeds 200 real estate securities, Nuveen Asset Management employs quantitative screens that further refine the initial universe to just over 200 real estate securities. Nuveen Asset Management considers criteria such as market capitalization, liquidity, domicile, and currency exposure, among others, to refine the initial universe.

14. The third paragraph also refers to “a portfolio that has the potential to perform at different stages of the real estate cycle.” Explain what this means and consider including a brief discussion of the stages of the real estate cycle.

Response: The disclosure has been removed in response to this comment.

15. The last sentence of the third paragraph begins, “[t]he real estate securities that are eligible for the Trust are then narrowed down based on a multi-step process that includes: economic research, sector and property analysis, quantitative screens, and qualitative screens…” Disclose whether the “securities that are eligible for the Trust” are the initial 200 real estate securities identified or whether the Trust considers other criteria in determining if a security is eligible. Explain with more specificity what kind of economic research will be conducted and what kinds of quantitative and qualitative screens will be used.

Response: The Trust’s portfolio is drawn from an initial universe of over 200 real estate securities, as described more fully in comment 13. The following language has been added to more fully describe the economic research and types of quantitative and qualitative screens. “Through economic research, the portfolio consultant evaluates a number of factors including gross domestic product, employment statistics, interest rates, and consumer confidence, among others, to identify companies that have the potential to deliver growth at a reasonable price. Quantitative screens include, but are not limited to, growth expectations, return on capital, and earnings quality. Qualitative screens assess the companies' management teams and their ability to execute business plans to determine a pool of real estate securities.”

16. The fourth paragraph states that “[r]elative value analysis that includes property type analysis is conducted…” and that “[a]dditional analysis is conducted to assess cash flow potential, geographical location and management experience.” Clarify whether these analyses are part of the multi-step process referred to in the third paragraph. Disclose whether these analyses are conducted with respect to the REITs in which the Trust invests or with respect to the underlying holdings of the REITs.

Response: The first sentence of the fourth paragraph has been revised to state: “The next step in the process seeks to evaluate the relative value of different real estate companies by comparing their competitive position, occupancy levels and capital availability, as well as other metrics, and to identify companies with the greatest potential for outperformance.” The second sentence of the fourth paragraph has been revised to state: “Additional analysis of the real estate companies and their underlying holdings is conducted to assess cash flow potential, geographical location and management experience…”

17. The fourth paragraph also refers to “the use of different frameworks that evaluate a security’s risk and return tradeoffs.” Explain these frameworks in further detail.

Response: The third sentence of the fourth paragraph has been revised to state: “Nuveen Asset Management seeks to limit perceived risks through the use of different frameworks that evaluate the risk and return potential of real estate securities by comparing the relative likelihood of a company’s success in profitably managing its underlying properties and in the growth of its cash flows over the term of the Trust.”

18. The third paragraph on page 4 states that “[t]he security selection process used to determine the Trust’s portfolio was finalized by Nuveen Asset Management on ____, 2014.” Revise this sentence to clarify that securities, as opposed to the process, were selected on this day.

Response: The disclosure has been revised to state: “Nuveen Asset Management performed the security selection process used to determine the Trust’s portfolio on ____, 2014.”

Principal Risks (p. 4)

19. Move the following excerpt from page 5 to the strategy section, as it is not risk disclosure. “A REIT is a company that buys, develops, finances and/or manages income-

producing real estate. Such securities may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes and office buildings.”

Response: The disclosure has been revised and moved in response to this comment.

20. The second to last paragraph on page 5 begins “[t]he Trust is concentrated in the financial sector” and the last paragraph on page 5 states that “[s]ome of the risks associated with the financial sector are listed below.” As stated above in comment 7, the Trust is concentrated in the real estate sector. Accordingly, disclose risks relating more specifically to the real estate sector, rather than the financial sector. Disclose all, as opposed to some, of the material risks of investing in the real estate sector.

Response: The disclosure relating to the financial sector has been removed in response to this comment. In addition, the disclosure relating to the real estate industry has been revised in response to this comment.

21. The second full paragraph on page 5 refers to “the basket.” Since the portfolio is not referred to as a “basket” of securities elsewhere in the prospectus, delete or replace this reference.

Response: The reference to “the basket” has been removed in response to this comment.

22. The risk factor on pages 6 and 7 discusses emerging market risks. Disclose how the Trust determines whether a country is an emerging market.

Response: The following disclosure has been added to the end of the second paragraph under “Principal Investment Strategy”: “The portfolio consultant considers emerging market countries to include any country other than Canada, the United States and the countries comprising the MSCI EAFE® Index (currently, Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom).”

23. Relocate the risk factor entitled “[t]he Sponsor does not actively manage the portfolio” to the beginning of the principal risks section.

Response: The disclosure has been moved in response to this comment.

Fee Table (p. 9)

24. Footnote 3 to the fee table states that, with respect to investors who purchase units in the secondary market, “[t]he initial sales fee, which you will pay at the time of purchase, is equal to the difference between 2.95% of the public offering price and the maximum remaining deferred sales fee.” However, footnote 2 to the fee table and page B-3 under the heading “Initial Sales Fee” both state that the initial sales fee is equal to “the difference between the maximum sales fee and the sum of the maximum remaining deferred sales fee and the creation and development fee.” Clarify whether the creation and development fee will be taken into account in calculating the initial sales fee for investors who purchase shares in the secondary market.

Response: The following sentence has been added to footnote 4, which discusses the creation and development fee: “If you purchase units in the secondary market, the creation and development fee is not charged but the maximum sales fee will remain 2.95% of the Public Offering Price.”

25. Footnote 4 to the fee table states the “[t]he actual creation and development fee is $0.05 per unit…” Clarify that the creation and development fee is a fixed amount per unit and does not vary with the public offering price. Disclose whether shareholders who subscribe after the end of the initial offering period will have to pay the creation and development fee.

Response: Footnote 4 has been revised in response to this comment.

Distributions (p. 11)

26. The second full paragraph states that “[y]ou may change an election by contacting your financial professional or the trustee of the Trust.” Disclose the name of the trustee of the Trust here for investor convenience.

Response: The disclosure has been revised in response to this comment.

Prospectus Part B

Buying Units (B-1)

27. Consider reversing the two paragraphs under the heading “Transactional Sales Fee” in order to clarify to the reader that the transactional sales fee is variable and will not equal 2.45% for every investor.

Response: The disclosure has been revised in response to this comment.

28. Similarly, under the heading “Initial Sales Fee,” consider moving the first sentence to the end of the paragraph in order to show that 1% is only an example of what an investor might pay as an initial sales fee and that if the public offering price is not $10, then the investor’s initial sales fee will be a different percentage.

Response: The disclosure has been revised in response to this comment.

29. Under the heading “Initial Sales Fee,” the second to last sentence states that the creation and development fee is “initially $0.195 per unit.” This is inconsistent with the fee table in the Prospectus which states that the creation and development fee is $0.05 per unit. In addition, clarify whether investors who purchase units on the secondary market will pay a creation and development fee.

Response: The disclosure has been revised in response to this comment.

30. In the table under the heading “Large Purchases,” the two columns are labelled “Sales Charge” and “Sales Charge Reductions.” For clarity, use terminology that is consistent with the rest of the Prospectus, i.e., “Maximum Sales Fee” and “Maximum Sales Fee Reductions.”

Response: The disclosure has been revised in response to this comment.

31. Under the heading “Exchange or Rollover Option,” explain what is meant by “a reduction of 1% of the maximum public offering price, which will include a deferred sales fee.” Clarify how the maximum sales fee and the initial sales fee will be calculated in the case of a 1% reduction of the maximum public offering price. The initial sales fee, if any, is equal to the difference between 1.95% of the public offering price and the sum of the maximum remaining deferred sales fee and the creation and development fee. Because the deferred sales fee and the creation and development fee are fixed amounts, the sum of these two may be greater than 1.95% of the public offering price. If so, then the procedure discussed under “Reduction of Sales Fees” will be followed.

Response: To avoid any confusion, the phrase “, which will include a deferred sales fee” has been removed and the language has been consolidated. If an investor purchases units by an exchange or rollover option, the maximum public offering price is reduced by 1%.

32. The disclosure under the heading “Employees” states that “Incapital does not charge the portion of the sales fee that it would normally pay to your financial professional” and that “[y]ou pay only the portion of the fee that the Sponsor retains.” Disclose how an employee can determine what portion of the sales fee would normally be paid to his or her financial professional and what portion of the fee the Sponsor retains.

Response: The following sentence has been added in response to this comment: “Please see “Distribution of Units” for more information about the portion of the sales fee that is paid to distribution firms.”

33. The following two sentences appear under the heading “Dividend Reinvestment Plan.” “Incapital does not charge any transactional sales fee when you reinvest distributions from your Trust into additional units of the Trust. Because the deferred sales fee is a fixed dollar amount per unit, your Trust must charge the deferred sales fee per until regardless of this discount.” As disclosed on page B-3, the transactional sales fee includes both the initial sales fee and the deferred sales fee. Since the Trust must charge the deferred sales fee, and that deferred sales fee is part of transactional sales fee, explain how the statement that “Incapital does not charge any transactional sales fee” is accurate.

Response: The statement is accurate because the third sentence in the first paragraph explains that the investor will be credited with “additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on the units at the time of reinvestment.” Because the units that are purchased through reinvestment must still pay any remaining deferred sales charge, the Sponsor compensates investors with additional units to negate any payment that will be necessary upon collection of the deferred sales fee.

Investment Risks (B-13)

34. The “Market Risk” section includes the phrase “you should remember that Incapital does not manage your portfolio.” Revise “your portfolio” to “the portfolio.”

Response: The disclosure has been revised in response to this comment.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren